   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 11, 1997

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           CDW COMPUTER CENTERS, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

           ILLINOIS                          5961                         36-3310735
(STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NO.)

                            1020 EAST LAKE COOK ROAD
                         BUFFALO GROVE, ILLINOIS 60089
                                 (847) 465-6000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               MICHAEL P. KRASNY
                            CHIEF EXECUTIVE OFFICER
                           CDW COMPUTER CENTERS, INC.
                            1020 EAST LAKE COOK ROAD
                         BUFFALO GROVE, ILLINOIS 60089
                                 (847) 465-6000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                   Copies to:

             ALAN B. PATZIK, ESQ.                        ROBERT F. WALL, ESQ.
    SAITLIN, PATZIK, FRANK & SAMOTNY LTD.                  WINSTON & STRAWN
            150 SOUTH WACKER DRIVE                       35 WEST WACKER DRIVE
                  SUITE 900                            CHICAGO, ILLINOIS 60601
           CHICAGO, ILLINOIS 60606                          (312) 558-5600
                (312) 551-8300

               APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE:
 As soon as practicable after this Registration Statement has become effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number on the earlier effective registration statement for the same offering. [ ] ____________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED           PROPOSED
                                                             MAXIMUM OFFERING        MAXIMUM           AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES              AMOUNT TO         PRICE PER          AGGREGATE        REGISTRATION
TO BE REGISTERED                           BE REGISTERED(1)      SHARE(2)       OFFERING PRICE(2)       FEE(3)
------------------------------------------------------------------------------------------------------------------
Shares of Common Stock, $.01 par value per      550,000
 share....................................      shares            $59.00           $32,450,000         $9834.00
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

(1)Includes 50,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and based on the average of the high ($60.75) and low ($57.25) prices as reported in the consolidated reporting system on February 6, 1997.
(3) The Registrant previously paid a filing fee in the amount of $2,600.33 covering 138,684 shares registered in Registration Statement No. 333-20935 of which 132,064 shares are included in the Prospectus included herein in accordance with Rule 429 under the Securities Act of 1933, as amended.
                            ------------------------

    PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, AS AMENDED, THE PROSPECTUS CONSTITUTING A PART OF THIS REGISTRATION STATEMENT ALSO RELATES TO 132,064 SHARES OF THE REGISTRANT'S COMMON STOCK REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, IN REGISTRATION STATEMENT NO. 333-20935.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 11, 1997

PROSPECTUS

                                 632,064 SHARES

                           CDW COMPUTER CENTERS, INC.
CDW LOGO                          COMMON STOCK                          CDW LOGO

    Of the 632,064 shares of Common Stock offered hereby, 500,000 are being sold by certain officers (the "Management Selling Shareholders") of CDW Computer Centers, Inc. (the "Company") and 132,064 shares are being sold by certain other employees of the Company (the "MPK Plan Selling Shareholders"). The Management Selling Shareholders and the MPK Plan Selling Shareholders are collectively referred to herein as the "Selling Shareholders." See "Principal and Selling Shareholders" and "Description of the MPK Restricted Stock Plan Modification." The Company will not receive any of the proceeds from the sale of shares offered by the Selling Shareholders.

    The Company's Common Stock is traded in the over-the-counter market and quoted on the Nasdaq National Market under the symbol CDWC. On February 10, 1997, the closing sale price of the Common Stock as reported by Nasdaq was $56.625 per share. See "Price Range of Common Stock."

    SEE "RISK FACTORS" ON PAGE 5 FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                     UNDERWRITING
                                                     DISCOUNT TO            PROCEEDS TO            PROCEEDS TO
                                PRICE TO          MANAGEMENT SELLING     MANAGEMENT SELLING      MPK PLAN SELLING
                                 PUBLIC            SHAREHOLDERS(1)        SHAREHOLDERS(2)       SHAREHOLDERS(2)(3)
------------------------------------------------------------------------------------------------------------------
Per Share...............           $                      $                      $                      $
Total(4)................           $                      $                      $                      $
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

(1) The Company and the Management Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Management Selling Shareholders
    estimated at $      . The Management Selling Shareholders have agreed to pay
    any expenses attributable to the MPK Plan Selling Shareholders in this offering.

(3) In order to facilitate an orderly distribution of the MPK Restricted Stock Plan shares to be distributed to the MPK Plan Selling Shareholders pursuant to the Company's Registration Statement on Form S-3 (No. 333-20935) declared effective February 7, 1997, the Underwriters have agreed to underwrite such shares as part of this offering without charge to the MPK Plan Selling Shareholders.

(4) The Management Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to an additional 50,000 shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If all such shares are purchased, the total Price to Public, Underwriting Discount to Management Selling Shareholders, and Proceeds to Management Selling
    Shareholders will be $          , $         , and $          , respectively.

    The shares of Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by them and subject to their right to reject orders in whole or in part and certain other conditions. It is expected that delivery of the certificates for the shares of Common Stock will be made on
or about          , 1997.

WILLIAM BLAIR & COMPANY
                     MONTGOMERY SECURITIES
                                         WESSELS, ARNOLD & HENDERSON

                THE DATE OF THIS PROSPECTUS IS FEBRUARY   , 1997

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Securities and Exchange Commission (the "Commission") are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1996;
(2) the Company's Notice of Annual Meeting of Shareholders and Proxy Statement dated March 26, 1996; and (3) the description of the Company's capital stock contained in the Company's Registration Statement on Form 8-A filed May 19, 1993 registering the Company's Common Stock under Section 12(g) of the Exchange Act. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statements contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon a written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Investor Relations, 1020 East Lake Cook Road, Buffalo Grove, Illinois 60089. Telephone
(847) 419-8243.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission, Washington, D.C. 20549, a Registration Statement on Form S-3 under the Securities Act of 1933 with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits and schedules thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and to the exhibits and schedules thereto. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected without charge at the Commission's principal offices in Washington, D.C., and copies of all or any part thereof may be obtained from such office upon payment of prescribed fees. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copies made at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, IL 60661; and 7 World Trade Center, Suite 1300, New York, NY 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates.
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES OF COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, all information in this Prospectus (i) reflects a two-for-one stock split effected in the form of a stock dividend paid on May 6, 1994 pursuant to which each shareholder of record on April 20, 1994 received one additional share of the Company's Common Stock for each share of Common Stock owned as of that date, (ii) reflects a three-for-two stock split effected in the form of a stock dividend paid on July 15, 1996 pursuant to which each shareholder of record on July 5, 1996 received one additional share of the Company's Common Stock for every two shares of Common Stock owned as of that date (together with the 1994 two-for-one stock split, the "Stock Splits") and
(iii) assumes that the Underwriters' over-allotment option is not exercised. See "Underwriting." This Prospectus, including information incorporated by reference, contains forward-looking statements that involve certain risks and uncertainties. Any statements contained herein which are not historical facts or which contain the words expect, believe or anticipate, shall be deemed to be forward-looking statements. Such forward-looking statements include, but are not limited to, the Company's expectations regarding its future financial condition and operating results, business and growth strategy, market conditions and competitive environments. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, product demand, pricing, market conditions, risks related to the Company's relocation to a new facility, development of new products and advancement of technology by manufacturers, acceptance of such new products and technologies by end-users, competition and other matters as set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

     CDW Computer Centers, Inc. is a leading direct marketer of over 20,000 microcomputer products, primarily to business, government, educational, institutional and home office users in the United States. The Company sells a broad range of name-brand microcomputer products, including hardware and peripherals, software, networking products and accessories through knowledgeable telemarketing account executives. Sales of products which utilize, or are compatible with, the Microsoft Windows 95/Windows/Windows NT/ MS-DOS operating platform account for substantially all of the Company's net sales. The Company offers popular brand name microcomputer products from Apple, AST Research, Compaq, Canon, Epson, Hewlett-Packard, IBM, Intel, Lotus, Microsoft, NEC, Novell, Toshiba and US Robotics, among others. The Company's high volume, cost-efficient operation supported by its proprietary management information systems, enables it to offer these products at discounted prices.

                                  THE OFFERING

Shares Offered by the Selling Shareholders..........  632,064
Shares Outstanding Immediately After the Offering...  21,524,984(1)
Use of Proceeds.....................................  The Company will not receive any proceeds from the offering. See "Use of
                                                      Proceeds."
Nasdaq National Market Symbol.......................  CDWC

-------------------------

(1) All of the shares being offered hereby presently are outstanding. Does not include 4,110,260 shares of Common Stock reserved for issuance under various incentive stock option plans established by the Company, of which options for 1,196,728 shares (which includes options for 132,064 shares to be granted pursuant to the modification to the MPK Restricted Stock Plan) have been granted and are currently outstanding under such plans. See "Description of the MPK Restricted Stock Plan Modification."

                           -------------------------

     The Company was originally incorporated under the laws of the State of Illinois in June, 1984, reincorporated under the laws of the State of Delaware in May, 1993 and reincorporated under the laws of the State of Illinois in June, 1995. The Company's executive offices and distribution facility are located at 1020 East Lake Cook Road, Buffalo Grove, Illinois 60089 and its telephone number is (847) 465-6000. The Company's Internet address is http://www.cdw.com. The Company's website is not, and shall not be deemed to be, a part of this Prospectus.

                     SELECTED FINANCIAL AND OPERATING DATA
          (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)

                                                   NINE MONTHS
                                                      ENDED                    TWELVE MONTHS ENDED DECEMBER 31,
                                                   DECEMBER 31,    --------------------------------------------------------
                                                       1992        1992(1)       1993        1994        1995        1996
                                                   ------------    --------    --------    --------    --------    --------
INCOME STATEMENT DATA:
  Net sales......................................    $138,769      $181,167    $270,919    $413,270    $628,721    $927,895
  Cost of sales..................................     121,163       158,412     236,718     359,274     548,568     805,413
                                                     --------      --------    --------    --------    --------    --------
  Gross profit...................................      17,606        22,755      34,201      53,996      80,153     122,482
  Selling and administrative expenses(2).........      21,844        25,289      21,828      34,617      49,175      64,879
  Exit charge(3).................................          --            --          --          --          --       4,000
  Special incentive compensation expense.........       9,281         9,281          --          --          --          --
                                                     --------      --------    --------    --------    --------    --------
  Income (loss) from operations..................     (13,519)      (11,815)     12,373      19,379      30,978      53,603
  Other income (expense), net....................        (113)         (168)       (297)        511       2,020       3,281
                                                     --------      --------    --------    --------    --------    --------
  Income (loss) before income taxes..............     (13,632)      (11,983)     12,076      19,890      32,998      56,884
  Income tax provision (benefit).................         (16)            5       3,294       7,777      12,939      22,484
  Benefit from change in tax status(4)...........          --            --      (3,807)         --          --          --
                                                     --------      --------    --------    --------    --------    --------
  Net income (loss)..............................    $(13,616)     $(11,988)   $ 12,589    $ 12,113    $ 20,059    $ 34,400
                                                     ========      ========    ========    ========    ========    ========
PRO FORMA INCOME DATA (UNAUDITED):
  Income (loss) before income taxes..............    $(13,632)     $(11,983)   $ 12,076
  Adjustment for executive and special incentive
    compensation expense in excess of contractual
    compensation(5)..............................      19,158        19,187          --
                                                     --------      --------    --------
  Pro forma income before income taxes...........       5,526         7,204      12,076
  Pro forma provision for income taxes(5)........       2,155         2,809       4,725
  (Benefit) from change in tax status(4).........          --            --      (3,807)
                                                     --------      --------    --------
  Pro forma net income...........................    $  3,371      $  4,395    $ 11,158
                                                     ========      ========    ========
  Net income per share (Pro forma for 1993
    and 1992)....................................    $   0.18                  $   0.60    $   0.61    $   0.95    $   1.58
                                                     ========                  ========    ========    ========    ========
  Weighted average number of common and common
    equivalent shares outstanding (Pro forma for
    1993 and 1992)...............................      18,300                    18,750      20,003      21,080      21,785
SELECTED OPERATING DATA:
  Average order size.............................    $    617      $    610    $    587    $    590    $    630    $    704
  Number of orders shipped (in thousands)........         225           297         462         700         998       1,318
  Customers serviced (in thousands)..............         100           N/A         190         274         374         462
  Net sales per employee (in thousands)..........    $  1,039         1,058    $  1,188    $  1,223    $  1,364    $  1,459
  Inventory turnover.............................        29.8          28.4        29.7        22.2        21.7        23.4
  Accounts receivable -- Days sales
    outstanding..................................        15.6          16.0        16.9        20.7        21.8        22.6

                                                                                         DECEMBER 31,
                                                                   --------------------------------------------------------
                                                                     1992        1993        1994        1995        1996
                                                                   --------    --------    --------    --------    --------
FINANCIAL POSITION:
  Working capital (deficit)......................                  $    (33)   $ 16,462    $ 49,217    $ 99,127    $123,614
  Total assets...................................                    18,725      34,159      77,860     132,929     198,830
  Total debt and capitalized lease obligations...                     6,704       3,603          --          --          --
  Total shareholders' equity (deficit)...........                    (1,030)     21,852      55,843     106,161     141,622
-------------------------

(1) The Company adopted a fiscal year ending December 31, for the nine months ended December 31, 1992 and all subsequent periods. The data for the twelve months ended December 31, 1992 is unaudited and presented for comparative purposes.
(2) Selling and administrative expenses include executive compensation expense for the majority shareholder and President, which is pursuant to employment agreements that commenced as of the closing date of the Company's initial public offering. The total executive compensation expense for the majority shareholder and President for the twelve months ended December 31, 1992 and the nine months ended December 31, 1992 was $10,281,000 and $10,158,000, respectively.
(3) The exit charge provides for estimated costs associated with vacating the Company's current leased facility. See "Risk Factors -- Facilities."
(4) Net income and pro forma net income for the twelve months ended December 31, 1993 includes a $3,807,000 ($0.20 per share) tax benefit relating to the Company's change in tax status from an S corporation to a C corporation on May 25, 1993 and adoption of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes."
(5) The Company terminated its election to be treated as an S corporation effective May 25, 1993. The pro forma income statement data has been computed by adjusting the Company's net income (loss), as reported, to: (a) eliminate for the nine and twelve months ended December 31, 1992 (i) executive compensation expense (including bonuses) in excess of contractual compensation pursuant to employment agreements, which commenced as of the closing date of the initial public offering, for the majority shareholder and the President and (ii) special incentive compensation expense pursuant to the MPK Stock Option Plan; and (b) compute income taxes for the twelve months ended December 31, 1993 and the nine months ended December 31, 1992 assuming an effective tax rate of 39% which would have been recorded had the Company been a C corporation.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following factors in evaluating the Company, its business and the shares of Common Stock offered hereby. This Prospectus, including information incorporated by reference, contains forward-looking statements which involve certain risks and uncertainties. Any statements contained herein which are not historical facts or which contain the words expect, believe or anticipate, shall be deemed to be forward looking statements. Such forward-looking statements include, but are not limited to, the Company's expectations regarding its future financial condition and operating results, business and growth strategy, market conditions and competitive environment. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, product demand, pricing, market conditions, risks related to the Company's relocation to a new facility, development of new products and advancement of technology by manufacturers, acceptance of such new products and technologies by end-users, competition and other matters, as set forth in the following risk factors and elsewhere in this Prospectus.

RAPID GROWTH

     Since its formation in June, 1984, the Company has experienced rapid growth. As part of its business strategy, the Company intends to pursue the continuation of this growth through further development of marketing programs, the hiring of additional account executives, technical support personnel and operations personnel and investment in additional facilities and systems. The Company's success will, in part, be dependent upon the ability of the Company to manage its growth effectively. The Company's business and growth could be affected by the spending patterns of existing or prospective customers, the cyclical nature of capital expenditures of businesses, continued competition and pricing pressures, the successful development of new products, and other trends in the general economy. Recent statements by industry observers have indicated that there may be a slowdown in the growth rate of the microcomputer industry. As a result, future revenue and profit increases could occur at moderating rates. There can be no assurance that the Company's rapid growth will continue in the future.

FACILITIES

     In the first quarter of 1996, the Company acquired a 27 acre parcel of land in Vernon Hills, Illinois, near its present facility, upon which it presently is constructing a combined warehouse, telemarketing, retail showroom and corporate office facility. The initial phase of construction includes approximately 218,000 square feet. The Company expects to vacate its current leased facility and relocate its operations to this new facility in the third quarter of 1997. The Company will likely incur certain moving and other costs, not expected to exceed $1.0 million, relating to this relocation which would be charged to operating results in the period incurred. The Company recorded a $4.0 million pre-tax non-recurring charge in the first quarter of 1996 for estimated costs associated with vacating its current leased facility, including estimated lease costs and costs to restore the facility to its original condition. The Company calculated the exit charge based upon certain assumptions regarding its ability to sublease the facility. There is no assurance that the $4.0 million charge will be adequate to cover actual costs should the Company's actual experience in subleasing the facility differ from its assumptions. Any additional costs would adversely affect operating results at the time such costs are known.

     In conjunction with the move to the new facility, the Company will acquire and install certain new telephone and warehousing equipment. Any significant unanticipated expense, capital cost or disruption of the Company's business or operations caused by the construction of the new facility, relocation to the new facility or implementation of new telephone and warehousing equipment could have a material adverse effect on the Company's results of operations. If the Company is unable to generate increased sales and gross profit sufficient to absorb increased overhead and other costs associated with its expansion, the Company would likely experience lower pre-tax margins.

     Historically, the Company has operated, and upon relocation to its new facility will continue to operate, its business from a single facility which is a combined telemarketing, warehouse, corporate office and retail showroom facility. As a result, the Company's business could be adversely affected by any interruption of the Company's business resulting from a natural disaster or other event negatively impacting the facility.

MANAGEMENT INFORMATION SYSTEMS

     The Company's success is dependent on the accuracy and proper utilization of its management information systems, including its telephone system. The Company's ability to manage its inventory and accounts receivable collections; to purchase, sell and ship its products efficiently and on a timely basis; and to maintain its cost-efficient operation is dependent upon the quality and utilization of the information generated by its management information systems. The Company recognizes the need to continually upgrade its management information systems to most effectively manage its operations and customer data base. In that regard, the Company anticipates that it will, from time to time, require software and hardware upgrades for its present management information systems. The Company believes that its management information systems, coupled with these ongoing enhancements, are sufficient to sustain its present operations and its anticipated growth for the foreseeable future. Any interruption in the availability or use of the management information systems as a result of system failure or otherwise could have a material adverse effect on the Company's operations. The Company does not currently have a redundant or back-up telephone system and any interruption in telephone service could have a material adverse effect on the Company's operations.

DEPENDENCE ON SENIOR MANAGEMENT

     The Company's future performance will depend to a significant extent upon the efforts and abilities of its senior management team, particularly those executive officers who also serve as directors of the Company. Although the Company has various programs in place to motivate, reward and retain its management team, including annual incentive plans, restricted stock and stock option plans, the loss of service of one or more of these persons could have an adverse effect on the Company's business. Each of the Company's executive officers who serves as a director is subject to an employment agreement with the Company. The Company's success and plans for future growth will also depend on its ability to hire, train and retain skilled personnel in all areas of its business.

POTENTIAL QUARTERLY FLUCTUATIONS IN RESULTS AND VOLATILITY OF STOCK PRICE

     The Company could experience variability in its net sales and net income on a quarterly basis as a result of many factors, including the condition of the personal computer industry in general, shifts in demand for hardware and software products and the introduction of new products or upgrades. The Company's operating results are also highly dependent upon its level of gross profit as a percentage of net sales which fluctuates due to numerous factors which may be outside of the Company's control. Such factors include the availability of opportunistic purchases, changes in prices from suppliers, rebate and incentive programs available from suppliers, general competitive conditions, and the relative mix of products sold during the period.

     The technology sector of the United States stock markets has experienced substantial volatility in recent periods, and the market price of the Common Stock has, likewise, experienced volatility during these periods. Numerous conditions which impact the technology sector or the stock market in general or the Company in particular, whether or not such events relate to or reflect upon the Company's operating performance, could adversely affect the market price of the Common Stock. Furthermore, fluctuations in the Company's operating results, the loss of a significant vendor, increased competition, reduced vendor incentives and trade credit, higher postage and operating expenses, and other developments, could have a significant impact on the market price of the Common Stock.

RELIANCE ON VENDORS AND PRODUCT LINES

     The Company acquires products for resale both directly from manufacturers and indirectly through distributors and other sources. The Company is generally authorized by manufacturers to sell via direct marketing all or certain products offered by the manufacturer. The Company's authorization with each manufacturer provides for certain terms and conditions, which may include one or more of the following: product return privileges, price protection policies, purchase discounts and vendor incentive programs, such as purchase rebates and cooperative advertising reimbursements. Additionally, certain products are subject to manufacturer allocation, which limits the number of units of such products available to resellers, including the Company. The Company's business and results of operations may be adversely affected if the terms and conditions of the Company's authorizations were significantly modified or if certain products become unavailable to the Company, whether such unavailability is because the manufacturer terminates the Company's authorization or the product is subject to allocation or otherwise. In addition, the relocation of key distributors utilized in the Company's just-in-time purchasing model could adversely impact the Company's results of operations.

     For the year ended December 31, 1996, Toshiba America Incorporated and Ingram Micro/Alliance were the only vendors from whom purchases exceeded 10% of total purchases, accounting for 10.3% and 14.8%, respectively, of the Company's total purchases. The loss of either of these vendors or any other key vendors could have an adverse effect on the Company.

     Vendors currently provide the Company with trade credit as well as substantial incentives in the form of discounts, rebates, credits, and cooperative advertising reimbursements. Cooperative advertising reimbursements, which represent the largest proportion of vendor incentives, were 2.2% of net sales for the year ended December 31, 1996. A reduction in, discontinuance of, or significant delay in receiving trade credit or incentives could adversely affect the Company's profitability and cash flow.

INVENTORY MANAGEMENT

     Given the rapid technological changes that affect the market and pricing for products sold by the Company, the Company seeks to minimize its inventory exposure through a variety of inventory control procedures and policies, including certain vendor programs. However, there can be no assurance that such practices will continue or that unforeseen product developments will not adversely impact the Company's operations. The Company periodically takes advantage of cost savings associated with certain opportunistic bulk inventory purchases. Such opportunistic bulk purchases could increase the Company's exposure to inventory obsolescence. Additionally, if such opportunistic bulk purchases are not available in the future, it could have a negative impact on the Company's sales growth and gross profit. The Company maintained an investment in product inventory of $41.5 million at December 31, 1996, of which approximately $412,000 (1.13%) of product inventory on-hand was more than 90 days old. The Company's inventory turnover was 23.4 for the year ended December 31, 1996.

INDUSTRY EVOLUTION AND PRICE CHANGES

     The microcomputer industry has evolved as a result of, among other things, the development of new technologies which are translated by manufacturers into new products and applications. The Company has been and will continue to be dependent on the continued development of new technologies and products by its vendors, as well as the acceptance of such technologies and new products by end-users. A decrease in the rate of development of new technologies and new products by manufacturers, or the lack of acceptance of such technologies and products by end-users, could have a material adverse effect on the Company's growth prospects and results of operations.

     Additionally, the industry has become more accepting of large-volume, cost-effective channels of distribution such as computer superstores, consumer electronic and office supply superstores, national direct marketers and mass merchants. In addition, several of the Company's competitors are attempting to market computer products through electronic commerce, including the Internet. While these efforts to date represent only a small percentage of industry-wide sales, such sales may grow if end-user acceptance of electronic commerce increases. Although the Company offers products for sale via electronic commerce, there can be no assurance that the Company's sales via electronic commerce will meet or exceed sales levels generated by competitors.

     The current industry configuration may result in increased pricing pressures. Decreasing prices of microcomputers and related products, resulting in part from technological changes, may require the Company to sell a greater number of products to achieve the same level of net sales and gross profit. Such a trend may adversely affect the Company's business and results of operations and could make it more difficult for the Company to continue to increase its net sales and earnings growth. In addition, if the growth rate of microcomputer sales were to slow down, the Company's operating results could be adversely affected.

COMPETITION

     The microcomputer products industry is highly competitive. The Company competes with a large number and variety of resellers of microcomputer and related products. In the hardware category, the Company competes with traditional microcomputer retailers, computer superstores, consumer electronic and office supply superstores, mass merchandisers, national direct marketers and value-added resellers. In the software and accessories categories, the Company generally competes with these same resellers as well as specialty retailers and resellers. Certain national computer resellers also have established or acquired their own direct marketing operations. In addition, as a result of improving technology, certain software manufacturers have developed and may continue to develop sales methods that allow customers to download software programs and packages directly onto the customer's system through the use of modem telecommunications. The Company also competes with distributors and manufacturers that sell hardware and software directly to certain customers. Several of the Company's current and potential competitors are larger and have substantially greater resources than the Company. Additionally, several competitors in the direct marketing industry have raised capital in the public markets through initial and subsequent public offerings. The increased visibility of these companies and their access to the capital markets may improve their market position and their ability to compete with the Company. The Company believes that competition may increase in the future, which could require the Company to reduce prices, increase advertising expenditures or take other actions which may have an adverse effect on the Company's operating results.

SHIPPING, POSTAGE AND PAPER COSTS

     Shipping, postage and paper costs are significant expenses in the operation of the Company's business. The Company ships its products to customers generally by United Parcel Service, Federal Express and other overnight delivery and surface services. The Company generally invoices customers for shipping and handling charges. There can be no assurance that future increases in the cost of commercial delivery services can be passed on to the Company's customers, which could have an adverse effect on the Company's operating results. Additionally, strikes or other service interruptions by such shippers could adversely affect the Company's ability to market or deliver product on a timely basis.

     The Company incurs substantial paper and postage costs related to its marketing activities. Although these costs are partially offset by cooperative advertising rebates from vendors, any increases in postal or paper costs (paid by the Company for its catalog production and mailings) could have an adverse effect on the Company's operating results.

STATE SALES TAX COLLECTION

     The Company presently collects retail occupation tax, commonly referred to as sales tax, or other similar tax only on sales of products to non-exempt residents of the State of Illinois. Various states have sought to impose on direct marketers the burden of collecting state sales taxes on the sale of products shipped to that state's residents. The United States Supreme Court has ruled that the various states, absent Congressional legislation, may not impose tax collection obligations on an out-of-state mail order company whose only contacts with the taxing state are the distribution of catalogs and other advertisement materials through the mail and whose subsequent delivery of purchased goods is by U.S. mail or interstate common carriers. Although a 1995 New York state court case has imposed tax collection obligations on out-of-state companies, one of which was a mail order company whose contacts with the other state consisted of visiting the state several times a year to aid customers or visiting stores stocking their goods, the Company believes its operations are different from the operations of the companies in that case and thus do not give rise to tax collection obligations. However, the Company cannot predict the level of contact with any state which would give rise to future or past tax collection obligations within the parameters of the Supreme Court case. Additionally, within the first or second quarter of 1997, the Company anticipates that certain legislation will be reintroduced in the United States Senate which, if passed, would impose state sales tax collection obligations on out-of-state mail order companies such as the Company, whose sales to residents of the taxing state exceed $100,000 per year in the aggregate. The Company's sales to residents of all states currently exceeds this level. If the bill is enacted, or the Company is deemed to have a physical presence in one or more states, the imposition of a tax collection obligation on the Company may result in additional administrative expenses to the Company and price increases to the customer that could adversely affect the Company.

LEGAL PROCEEDINGS

     In June, 1993 following the Company's initial public offering, a former officer, director and shareholder of the Company filed a complaint against the Company and its Chairman and Chief Executive Officer, Michael P. Krasny, alleging violations of the federal securities laws, fraud and breach of fiduciary duty in connection with the 1990 purchase by the Company of the former shareholder's 20% interest in the Company. The complaint was dismissed by the district court on procedural grounds in June, 1996, and the former shareholder subsequently filed an appeal. The Company and Mr. Krasny believe that the purchase of the shares was conducted honestly and properly and that the suit by the former shareholder is without merit. The Company and Mr. Krasny are committed to vigorously defending the litigation. Mr. Krasny has agreed to indemnify and reimburse the Company for all damages and expenses, net of tax benefits received by the Company, related to this action. The applicable accounting rules provide that certain amounts assumed by Mr. Krasny on behalf of the Company be recorded by the Company for financial reporting purposes as an expense and a related increase to paid-in capital, net of tax effects. Accordingly, while having no impact on the Company's cash flow, any such expenses incurred by Mr. Krasny on behalf of the Company, including litigation, settlement or judgment costs, would negatively impact the Company's results of operations in the period incurred. If this action goes to trial, the expenses attributable thereto are expected to increase significantly which, although reimbursed by Mr. Krasny, will result in a decrease in the Company's reported results of operations. Should a negative result occur in this action, Mr. Krasny could be required to transfer certain of his shares of Common Stock to such former shareholder or determine to sell certain of his shares to finance such amounts. Such a transfer or sale by Mr. Krasny could adversely impact the market price of the Common Stock.

CONTROL BY INSIDERS

     Upon the completion of the offering, Michael P. Krasny and certain trusts and entities controlled by Mr. Krasny and created for the benefit of Mr. Krasny's family and certain employees will possess up to 56.6% of the total combined voting power of the Company's outstanding stock. Accordingly, Mr. Krasny will be able to determine the outcome of all corporate decisions, effect all corporate transactions (including mergers, consolidations and the sale of all or substantially all of the Company's assets), or prevent or cause a change in control in the Company without the consent of the other holders of the Common Stock. In addition, Mr. Krasny may be able to cause the Company to file a registration statement enabling him to sell additional shares in the public market.

     However, in order to maintain and motivate the Company's workforce, in 1993 Mr. Krasny granted out of his personal holdings restricted stock and options to acquire Common Stock to certain employees, the effect of which could be to reduce, over time, the total voting power possessed by Mr. Krasny. After giving effect to the exercise of all of the options issued by, and the vesting of the restricted stock granted by, Mr. Krasny under the MPK Stock Option Plan and MPK Restricted Stock Plan, respectively, and assuming that no additional shares of Common Stock are issued by the Company, Mr. Krasny will own up to approximately 39.7% of the issued and outstanding shares of Common Stock. In addition, the Company has adopted stock option plans pursuant to which it is authorized to issue up to 4,110,260 shares of its Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE AND ISSUANCE OF ADDITIONAL SHARES

     There will be 21,524,984 shares of Common Stock outstanding after completion of this offering, of which 12,230,436 shares are "restricted shares" for purposes of the Securities Act of 1933, as amended (the "Securities Act"). All of the restricted shares are currently eligible for sale into the market, subject to the limitations set forth in Rule 144 promulgated under the Securities Act and the terms of the MPK Restricted

Stock Plan and the MPK Stock Option Plan. Sales of a substantial number of shares of Common Stock in the public market, whether by purchasers in the offering or other shareholders of the Company, could adversely affect the prevailing market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. In addition, the issuance of additional shares of stock by the Company could result in the dilution of voting power of the shares of Common Stock purchased in the offering.

                                  THE COMPANY

     CDW Computer Centers, Inc. is a leading direct marketer of over 20,000 microcomputer products, primarily to business, government, educational, institutional and home office users in the United States. The Company sells a broad range of name-brand microcomputer products, including hardware and peripherals, software, networking products and accessories through knowledgeable telemarketing account executives. Sales of products which utilize, or are compatible with, the Microsoft Windows 95/Windows/Windows NT/MS-DOS operating platform account for substantially all of the Company's net sales. The Company offers popular brand name microcomputer products from Apple, AST Research, Compaq, Canon, Epson, Hewlett-Packard, IBM, Intel, Lotus, Microsoft, NEC, Novell, Toshiba and US Robotics, among others. The Company's high volume, cost-efficient operation supported by its proprietary management information systems, enables it to offer these products at discounted prices.

     The Company directs its marketing efforts toward current and prospective customers with a particular focus on business, government, educational, institutional and home office users. The Company believes that these entities and persons have a high level of product knowledge and are most likely to purchase sophisticated systems and products through its direct marketing format. The Company efficiently markets to prospective customers through its catalog mailing programs and through national advertising in computer magazines. The Company's use of database management techniques to better qualify potential customers and develop productive mailing strategies has enabled the Company to increase its prospecting on a cost-effective basis. During the year ended December 31, 1996, the Company serviced approximately 462,000 customers. The Company continues to focus on generating repeat sales from existing customers while attracting sales from new customers. The Company has consistently maintained a high annual rate of repeat purchases from current customers by offering excellent customer service and competitive pricing on a broad range of microcomputer products. The Company enhances repeat purchases by offering add-on and replacement products through its experienced telemarketing account executives who are knowledgeable about a customer's needs, and by enhancing product offerings such as networking products through targeted catalogs to such users.

     The Company has experienced significant growth in its business with net sales growing to $927.9 million for the year ended December 31, 1996, a compound annual growth rate of 50.4% for the four year period then ended. Net income increased to $34.4 million representing a compound annual growth rate of 67.3% for the four year period. In addition, its operating margin increased from 4.1%, on a pro forma basis, in 1992 to 5.8% in 1996, reflecting the Company's low cost operating model, high inventory turnover, generally exceeding 20 turns per year, and cost-effective marketing programs.

     To accommodate its anticipated future growth, the Company purchased 27 acres of vacant land and is constructing a 218,000 square foot combined warehouse, telemarketing, retail showroom and corporate office facility in Vernon Hills, Illinois. The Company intends to relocate to this facility in the third quarter of 1997 and in the first quarter of 1996, recorded a non-recurring pre-tax charge of $4.0 million to cover the estimated costs of exiting the Company's current leased facility. The Company believes that the new facility and available contiguous land will be sufficient to meet its needs for the foreseeable future.

     The Company's goal is to enhance its position as a leading direct marketer of brand name microcomputer hardware and peripherals, software, networking products and accessories in the U.S. The Company's strategy is to maintain a low cost operating model by employing its product knowledgeable telemarketing account executives, its expertise in product purchasing and pricing, its direct marketing and database marketing skills, its proprietary management information systems and its emphasis on customer service and technical support which provides its customers value in the form of quality products at discounted prices, with same-day shipping and after-sale technical support. The Company believes that this strategy, coupled with technological advancement, new product introductions and the growth of the market for microcomputer products, has accounted for its success to date.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby. See "Principal and Selling Shareholders."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The following table sets forth the high and low sales prices for the Company's Common Stock (as adjusted for the Stock Splits) for the periods indicated as reported by the Nasdaq National Market. Trading began in the Company's Common Stock on May 27, 1993. As of December 31, 1996, the Company believes that there were approximately 2,700 beneficial owners of Common Stock.

                                                                PRICE RANGE
                                                             ------------------
                       QUARTER ENDED                          HIGH         LOW
                       -------------                          ----         ---
March 31, 1995.............................................  $26 5/32     $20 1/3
June 30, 1995..............................................   36 5/32      22 1/2
September 30, 1995.........................................   42 1/3       32 53/64
December 31, 1995..........................................   38 1/3       24 53/64

March 31, 1996.............................................   39 5/32      22 1/2
June 30, 1996..............................................   59           32 53/64
September 30, 1996.........................................   74           35
December 31, 1996..........................................   72 1/4       59 1/4

March 31, 1997 (through February 10, 1997).................   70           52

     The last reported sale price of the Company's Common Stock on February 10, 1997 was $56.625 per share.

     The Company has never paid cash dividends on its Common Stock and does not anticipate paying cash dividends on Common Stock in the foreseeable future. The payment of cash dividends on shares of Common Stock will depend upon the earnings of the Company, the Company's capital requirements and other financial factors which are considered relevant by the Company's Board of Directors.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of December 31, 1996 and the number of shares offered pursuant to this Prospectus by (i) each person or group that is known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each of the directors of the Company,
(iii) each of the Named Officers, (iv) all Selling Shareholders and (v) all directors and officers of the Company as a group. All information with respect to beneficial ownership has been furnished by the respective shareholders to the Company.

                                        BENEFICIAL OWNERSHIP                         BENEFICIAL OWNERSHIP
                                        PRIOR TO OFFERING(1)                           AFTER OFFERING(1)
                                       -----------------------     NUMBER OF        -----------------------
                                       NUMBER OF                  SHARES BEING      NUMBER OF
                NAME                     SHARES        PERCENT     OFFERED(1)         SHARES        PERCENT
                ----                   ---------       -------    ------------      ---------       -------
Michael P. Krasny(2).................  12,808,857       59.5%       363,563(3)      12,176,793(4)    56.6%(4)
1020 East Lake Cook Road
Buffalo Grove, IL 60089
Gregory C. Zeman(5)..................   2,536,703       11.8        103,504          2,433,199       11.3
1020 East Lake Cook Road
Buffalo Grove, IL 60089
Daniel B. Kass(6)....................     538,089        2.5         21,955            516,134        2.4
Mary C. Gerlits(7)...................     269,046        1.2         10,978            258,068        1.2
Paul A. Kozak(8).....................       6,401          *          6,251                150          *
Harry J. Harczak, Jr. ...............         750          *             --                750          *
Joseph Levy, Jr. ....................      25,500          *             --             25,500          *
Michelle L. Collins..................          --          *             --                 --          *
  All officers and directors as a
     group (11 persons)..............  12,837,057(9)    59.6        512,160         12,204,993(9)    56.7
MPK PLAN SELLING SHAREHOLDERS(10)
  Sylvia Alantzas....................          14          *             14                 --         --
  Charlene Alvarez...................         227          *            227                 --         --
  John Arata.........................       2,508          *          2,508                 --         --
  Tim Austin.........................       1,718          *          1,718                 --         --
  Louis A. Baigorria.................         230          *              5                225          *
  Long Barnes........................         371          *             71                300          *
  Diana Brakenbury...................         356          *            356                 --         --
  M. Brigid Burke....................         645          *            645                 --         --
  Daniel F. Callen...................       5,909          *          5,909                 --         --
  Elmer Camposagrado.................       1,046          *          1,046                 --         --
  Fernando Chuw......................       2,024          *          2,024                 --         --
  Loise Colson.......................          56          *             56                 --         --
  Patricia Comenduley................          94          *             94                 --         --
  Carlton Connor.....................       1,304          *          1,304                 --         --
  Greg Cresta........................      18,251          *          6,251             12,000          *
  Dennis Dadas.......................       6,128          *          3,878              2,250          *
  Linda Detweiler....................       2,387          *          2,387                 --         --
  R. Michael Dubiel..................       2,901          *          2,121                780          *
  Doug Eckrote.......................       9,251          *          6,251              3,000          *
  Mauro Figueroa.....................         466          *            466                 --         --
  Kenneth Z. Ford....................       1,280          *          1,280                 --         --
  Marisa Foster......................         926          *            926                 --         --
  Ivonne Franco......................         101          *            101                 --         --
  Brian Fritz........................         109          *            109                 --         --
  Donna Garner.......................         765          *            728                 37          *
  Brian Gilliam......................       5,728          *          4,828                900          *
  Juney Guaura.......................         117          *            117                 --         --
  Maurice Hamilton...................       6,251          *          6,251                 --         --
  Susan Handchetz....................          81          *             81                 --         --
  Kathryn Hinton.....................         400          *            400                 --         --
  Jason Housinger....................           2          *              2                 --         --

  Maureen Isenberg............................         1,725           *         1,725             --          --
  Cheryl Jarm.................................           560           *           560             --          --
  Nannette Jensen.............................           270           *            20            250           *
  Jeffrey Jorgensen...........................         3,350           *         3,350             --          --
  Laura Kelly.................................           644           *           644             --          --
  Lawrence Kirsch.............................         6,251           *         6,251             --          --
  Kimberly Krotky.............................           212           *           212             --          --
  Mark Kuffel.................................           241           *           241             --          --
  Frank Lamascese.............................           461           *            92            369           *
  Craig Langer................................           149           *           149             --          --
  Tammy Ley...................................         1,385           *         1,385             --          --
  Kenny Lin...................................           264           *           264             --          --
  Ann Lyp.....................................         1,138           *         1,138             --          --
  Byron Moncayo...............................         4,937           *         4,837            100           *
  Cynthia Moyes...............................            98           *            98             --          --
  Cathleen Naslund............................         3,941           *         3,941             --          --
  Carl Nelson.................................            18           *            18             --          --
  M. Angela Nickel............................           691           *           691             --          --
  Edwin Nieves................................           806           *           806             --          --
  Wendy Nikitenko.............................         2,396           *         2,396             --          --
  Kathleen O'Sullivan.........................         2,147           *         2,147             --          --
  Tirso Olivares..............................            15           *            15             --          --
  Diana Onofre................................            73           *            73             --          --
  Alan Pietrusiewicz..........................           326           *           326             --          --
  Erwin Piril.................................           271           *           271             --          --
  Tina Rachuy.................................         1,174           *         1,174             --          --
  Rick Roman..................................         1,974           *         1,974             --          --
  Cynthia Rospond.............................         2,111           *         1,961            150           *
  Christina Rother............................         1,300           *           950            350           *
  Jay Rothschild..............................         2,927           *         2,927             --          --
  Lauren Rusk.................................           599           *           599             --          --
  Kathleen Sacco..............................         2,034           *         2,034             --          --
  Joe Santander...............................           736           *           736             --          --
  Enrique Santizo.............................         1,225           *         1,225             --          --
  Brett Schmidt...............................            63           *            63             --          --
  Andrew Schneeweis...........................           420           *           420             --          --
  John Schorsch...............................           359           *           359             --          --
  Tim Sheahen.................................           458           *           358            100           *
  Mark Sheffer................................         6,311           *         6,251             60           *
  Daniel Sitowski.............................         1,658           *         1,658             --          --
  David Solliday..............................           240           *           173             67           *
  Steven Staines..............................           697           *           697             --          --
  Kurt Swanson................................            65           *            65             --          --
  Elizabeth Tegtmeyer.........................         1,511           *         1,511             --          --
  Bryan Testin................................         4,976           *         4,376            600           *
  Chi Ming Tong...............................           804           *           804             --          --
  Donald Trunnell.............................         6,851           *         6,251            600           *
  Jodi Uhler..................................         1,916           *         1,916             --          --
  Ricardo Vasquez.............................         2,900           *         2,600            300           *
  Roderick Walker.............................            41           *            41             --          --
  Alan Weiss..................................           702           *           702             --          --
  George White................................            67           *            67             --          --
  Neil Youngblood.............................           117           *           117             --          --

-------------------------
 *  Less than 1%

 (1) Unless otherwise indicated in the footnotes to this table, the Company believes the individuals named in this table have sole voting and investment power with respect to all shares of Common Stock reflected as being owned by them. This information assumes that the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, 36,356, 10,350, 2,196 and 1,098 of the additional shares will be sold by Messrs. Krasny, Zeman and Kass and Ms. Gerlits, respectively.

 (2) Includes 3,343,838 shares subject to the MPK Stock Option Plan, 554,736 shares, net of forfeitures resulting from employee terminations, subject to the MPK Restricted Stock Plan, with respect to such shares Mr. Krasny disclaims beneficial ownership, 8,560 shares owned by Mr. Krasny's minor stepson and shares in certain trusts. Mr. Krasny is the Chairman, Chief Executive Officer, Treasurer and Secretary of the Company.

 (3) Includes shares which may be contributed by Mr. Krasny to a trust or private foundation prior to the closing of this offering.

 (4) Reflects the sale of an aggregate 136,437 shares issued pursuant to options granted under the MPK Stock Option Plan out of Mr. Krasny's own shares being sold by Messrs. Zeman and Kass and Ms. Gerlits and 132,064 shares issued under the MPK Restricted Stock Plan out of Mr. Krasny's own shares being sold by MPK Plan Selling Shareholders.

 (5) Reflects 2,536,703 shares issuable pursuant to non-forfeitable options granted by Mr. Krasny under the MPK Stock Option Plan effective December 31, 1992. The options are exercisable at the rate of 5% per year on each of the first four anniversaries of the effective date and an additional 15% on each anniversary date thereafter until all options are exercisable and are fully exercisable in the event of Mr. Zeman's termination of employment. These shares are also reported as being beneficially owned by Mr. Krasny. Pursuant to the MPK Stock Option Plan, options to acquire an aggregate 103,504 shares have become exercisable by Mr. Zeman, all of which shares are being sold by Mr. Zeman in this offering. Mr. Zeman is the President and a director of the Company.

 (6) Reflects 538,089 shares issuable pursuant to options granted by Mr. Krasny under the MPK Stock Option Plan effective December 31, 1992. The options are exercisable at the rate of 5% per year on each of the first four anniversaries of the effective date and an additional 15% on each anniversary date thereafter until all options are exercisable and are fully exercisable in the event of Mr. Kass' termination of employment. These shares are also reported as being beneficially owned by Mr. Krasny. Pursuant to the MPK Stock Option Plan, options to acquire an aggregate 21,955 shares have become exercisable by Mr. Kass, all of which shares are being sold by Mr. Kass in this offering. Mr. Kass is the Vice President -- Sales and a director of the Company.

 (7) Reflects 269,046 shares issuable pursuant to options granted by Mr. Krasny under the MPK Stock Option Plan effective December 31, 1992. The options are exercisable at the rate of 5% per year on each of the first four anniversaries of the effective date and an additional 15% on each anniversary date thereafter until all options are exercisable and are fully exercisable in the event of Ms. Gerlits' termination of employment. These shares are also reported as being beneficially owned by Mr. Krasny. Pursuant to the MPK Stock Option Plan, options to acquire an aggregate 10,978 shares have become exercisable by Ms. Gerlits, all of which shares are being sold by Ms. Gerlits in this offering. Ms. Gerlits is the Vice President -- Human Resources of the Company.

 (8) Includes 6,251 shares issued pursuant to the MPK Restricted Stock Plan, as modified, all of which shares are being sold by Mr. Kozak in this offering. See "Description of MPK Restricted Stock Plan Modification." Mr. Kozak is the Vice President -- Purchasing of the Company.

 (9) For purposes of computing aggregate number of shares owned by directors and officers of the Company as a group, shares of Common Stock beneficially owned by more than one executive officer are counted only once.

(10) All shares being sold in this offering by such individuals represent shares to be issued pursuant to the MPK Restricted Stock Plan, as modified. See "Description of the MPK Restricted Stock Plan Modification."

           DESCRIPTION OF THE MPK RESTRICTED STOCK PLAN MODIFICATION

     On January 31, 1997, the Company filed a Registration Statement on Form S-3 (No. 333-20935) in connection with a proposed modification (the "Modification") to the MPK Restricted Stock Plan (the "Plan"), established in 1993 by Mr. Krasny, the Company's Chairman and Chief Executive Officer, out of his own Company shareholdings to reward certain of the Company's employees ("Plan Participants") for past service on behalf of the Company. Pursuant to the original terms of the Plan, each Plan Participant was entitled to receive a designated number of shares of the Common Stock on January 1, 2000, assuming the Plan Participants remained continuously employed by the Company until such date. Plan Participants who failed to remain continuously employed until such date (other than by reason of death or disability) forfeited their right to their designated shares and such shares reverted to Mr. Krasny. The Modification was proposed in order to permit Plan Participants to receive a portion of their Plan shares prior to the original vesting date, while at the same time further encouraging Plan Participants to remain in the employ of the Company after the January 1, 2000 vesting date, and motivating the Plan Participants to exert their best efforts toward the future performance of the Company.

     Under the Modification, each Plan Participant was granted the right to elect, in his/her sole and absolute discretion, to continue to be treated under the original terms of the Plan or to adopt a modified vesting schedule for his/her shares. The modified vesting schedule provides that any electing Plan Participant would receive accelerated vesting for 25% of the shares allocated to his/her account. The accelerated vesting date is intended to coincide with the effective date of this Offering, thereby enabling the Plan Participants who elected the Modification to sell in this Offering some or all of the shares they received pursuant to the Modification. The vesting dates for the remaining 75% of the shares for each Plan Participant who elected the Modification was modified to vest in equal installments on January 1, 2000, 2001, 2002 and 2003.

     Additionally, each Plan Participant who elected the Modification will receive from the Company options to acquire the Company's Common Stock in an amount equal to the number of shares received upon accelerated vesting. The exercise price for these newly issued options will be the market price of the Common Stock on the date immediately preceding the date the Plan shares are distributed to the Plan Participants electing the Modification (which is expected to coincide with the effective date of this Offering) and would vest in equal installments on January 1, 2001, 2002, 2003 and 2004. These options will be granted under the CDW 1996 Incentive Stock Option Plan, for which a Registration Statement on Form S-8 will be filed by the Company prior to any option exercise date.

     All of the shares being offered hereby by the MPK Plan Selling Shareholders represent shares to be received pursuant to accelerated vesting under the Modification.

                                  UNDERWRITING

     William Blair & Company, L.L.C., Montgomery Securities and Wessels, Arnold & Henderson, L.L.C. (the "Underwriters") have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement by and among the Company, the Selling Shareholders and the Underwriters, to purchase from the Selling Shareholders, the aggregate number of shares of Common Stock (excluding the over-allotment shares) set forth opposite each Underwriter's name below:

                                                                NUMBER OF
                        UNDERWRITERS                             SHARES
                        ------------                            ---------
William Blair & Company, L.L.C. ............................
Montgomery Securities.......................................
Wessels, Arnold & Henderson, L.L.C. ........................
                                                                 -------
          Total.............................................     632,064
                                                                 =======

     The nature of the Underwriters' obligations under the Underwriting Agreement is such that all shares of the Common Stock offered hereby, excluding shares covered by the over-allotment option granted to the Underwriters, must be purchased if any are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or such Underwriting Agreement may be terminated.

     The Underwriters have advised the Company and the Selling Shareholders that they propose to offer the Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to
certain dealers at such price less a concession of not more than $     per
share. Additionally, the Underwriters may allow, and such dealers may reallow, a
concession not in excess of $   per share to certain other dealers. After the
shares are released for sale to the public, the public offering price and other selling terms may be changed by the Underwriters.

     The Management Selling Shareholders have granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 50,000 shares of Common Stock at the same price per share to be paid by the Underwriters for the other shares offered hereby. The Underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the Common Stock offered hereby.

     The Company, the Management Selling Shareholders and the Company's directors and executive officers have agreed, subject to certain gifting exceptions, that they will not sell, offer to sell, issue, distribute or otherwise dispose of any shares of Common Stock or any options, rights or warrants with respect to any shares of Common Stock or register any shares of Common Stock for sale under the Securities Act, for a period of 90 days after the effective date of the Registration Statement of which this Prospectus is a part without the prior written consent of William Blair & Company, L.L.C., except that the Management Selling Shareholders may sell shares pursuant to the over-allotment option.

     One or more of the Underwriters currently act as market makers for the Company's Common Stock and may engage in "passive market making" in such securities on Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6A under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on the Nasdaq National Market by a market maker that is not participating in the distribution. Under Rule 10b-6A each underwriter engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed.

     The Company and the Management Selling Shareholders have agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof. Michelle
L. Collins, a director of the Company, is a principal of William Blair & Company, L.L.C. ("William Blair"). William Blair from time to time provides and in the past has provided investment banking services to the Company and is serving as the lead manager in this offering.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby is being passed upon for the Company and the Selling Shareholders by Saitlin, Patzik, Frank & Samotny Ltd., Chicago, Illinois. Certain legal matters relating to this offering will be passed upon for the Underwriter by Winston & Strawn, Chicago, Illinois. Winston & Strawn also acts as co-counsel to the Company and Mr. Krasny with respect to the litigation described under the caption "Risk Factors -- Legal Proceedings."

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of the Company appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Coopers & Lybrand L.L.P. independent accountants, as set forth in their reports thereon included therein and incorporated herein by reference. The consolidated financial statements and financial statement schedule of the Company are incorporated by reference herein in reliance upon the reports of such firm given the authority of such firm as experts in accounting and auditing.

-------------------------------------------------------
-------------------------------------------------------

     NO DEALER, SALES REPRESENTATIVE, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THE PROSPECTUS.

                           -------------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Incorporation of Certain Documents by
  Reference.............................     2
Additional Information..................     2
Prospectus Summary......................     3
Risk Factors............................     5
The Company.............................    11
Use of Proceeds.........................    12
Price Range of Common Stock and Dividend
  Policy................................    12
Principal and Selling Shareholders......    13
Description of the MPK Restricted Stock
  Plan Modification.....................    16
Underwriting............................    17
Legal Matters...........................    18
Experts.................................    18

-------------------------------------------------------
-------------------------------------------------------

-------------------------------------------------------
-------------------------------------------------------

                                 632,064 SHARES

                                    CDW LOGO

                           CDW COMPUTER CENTERS, INC.

                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                                            , 1997
                            ------------------------

                            WILLIAM BLAIR & COMPANY

                             MONTGOMERY SECURITIES

                          WESSELS, ARNOLD & HENDERSON
-------------------------------------------------------
-------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Securities and Exchange Commission Registration Fee.........  $ 9,834
NASD Registration Fee.......................................    4,524
Printing and Engraving Expenses.............................   15,000+
Blue Sky Fees and Expenses (including counsel fees).........    3,000+
Legal Fees and Expenses.....................................   25,000+
Accounting Fees and Expenses................................   15,000+
Transfer Agent Fees and Expenses............................    5,000+
Miscellaneous...............................................    2,642+
                                                              -------
  Total.....................................................  $80,000+
                                                              =======

-------------------------
+ Estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The indemnification provisions applicable to the directors of the Company are set out in Article Ninth of the Certificate of Incorporation and Article VII of the By-Laws, respectively, as follows:

     CERTIFICATE OF INCORPORATION:

     Ninth: The Corporation shall, to the full extent permitted by Section 8.75 of the Illinois Business Corporation Act, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

     BYLAWS:

                                  ARTICLE VII

                               INDEMNIFICATION OF
                        DIRECTORS, EMPLOYEES AND AGENTS

     SECTION 1. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonable incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment or settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     SECTION 2. The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application, that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     SECTION 3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     SECTION 4. Any indemnification under Sections 1 and 2 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 1 and 2. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceedings, or (b) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the Stockholders.

     SECTION 5. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding, as authorized by the Board of Directors in the specific case, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation authorized in this Article.

     SECTION 6. The indemnification provided by this article shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any contract, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     SECTION 7. The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article.

CONTRACTUAL:

     The Company has entered into letter agreements with each of Michael P. Krasny, the Company's Chairman, Chief Executive Officer, Secretary and Treasurer, Gregory C. Zeman, the Company's President and a director, Daniel B. Kass, the Company's Vice President -- Sales and a director and Mary C. Gerlits, the Company's Vice President -- Human Resources (collectively, the "Indemnitees") pursuant to which, among other things, the Company has agreed to indemnify and hold the Indemnitees harmless, to the full extent permitted by law, from and against any and all losses, claims, damages, liabilities, judgments, fines, penalties, amounts paid in settlement and expenses (including reasonable attorneys' fees and costs of investigation and preparation) incurred by the Indemnitees in connection with any action, claim, suit or other proceeding instituted or threatened against the Indemnitees by any person, firm, corporation, governmental body, agency or instrumentality, or other entity (including, without limiting the generality of the foregoing, any action, claim, suit or other proceeding brought by one or more of the security holders of the Company, or in the name thereof), by reason of the Indemnitees' indemnification of the Underwriters or the fact of, or in any way relating to, the Indemnitees serving as a director or officer, or in a similar capacity of the Company or of any of its affiliates, at any time, except to the extent that any such liabilities or expenses result from the Indemnitees' willful misconduct, gross negligence, fraud, acts or omissions not in good faith or transactions in which the

Indemnitees derived an improper personal benefit, in each case, as determined by a court of competent jurisdiction in a final judgment from which no further appeal can be taken. It shall not be deemed to be willful misconduct, gross negligence or fraud if the Indemnitees act in good faith in accordance with recommendations or policies of the management or any third party professional advisor of the Company or its affiliates.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES. None

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A) EXHIBITS

EXHIBIT
  NO.                        DESCRIPTION OF DOCUMENT
-------                      -----------------------
  1        Form of Underwriting Agreement
  4        Specimen of Certificate for Common Stock(i)
  5        Opinion of Saitlin, Patzik, Frank & Samotny Ltd. re:
           Legality
 23(a)     Consent of Coopers & Lybrand L.L.P. Independent Accountants
 23(b)     Consent of Saitlin, Patzik, Frank & Samotny Ltd. (included in Exhibit 5)
 24        Power of Attorney (included on page S-4)

-------------------------
 (i) Incorporated by reference from the exhibits filed with the Company's registration statement (33-59802) on Form S-1 filed under the Securities Act of 1933.

(B) FINANCIAL STATEMENT SCHEDULE

     None.

ITEM 17. UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Buffalo Grove, State of Illinois, on February 11, 1997.

                                          CDW COMPUTER CENTERS, INC.

                                          By:        /s/ MICHAEL P. KRASNY
                                          --------------------------------------
                                                      Michael P. Krasny,
                                                   Chief Executive Officer
                                                   Secretary and Treasurer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Michael P. Krasny and Gregory C. Zeman and each of them acting alone, his true and lawful attorneys-in-fact or agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on its behalf by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                   TITLE                          DATE
                  ---------                                   -----                          ----
            /s/ MICHAEL P. KRASNY                Chairman of the Board, Chief          February 11, 1997
---------------------------------------------    Executive Officer, Secretary
              Michael P. Krasny                  and Treasurer
                                                 (Principal Executive Officer)

            /s/ GREGORY C. ZEMAN                 President and Director                February 11, 1997
---------------------------------------------
              Gregory C. Zeman

             /s/ DANIEL B. KASS                  Vice President-Sales                  February 11, 1997
---------------------------------------------    and Director
               Daniel B. Kass

           /s/ MICHELLE L. COLLINS               Director                              February 11, 1997
---------------------------------------------
             Michelle L. Collins

                                                 Director
---------------------------------------------
              Joseph Levy, Jr.

          /s/ HARRY J. HARCZAK, JR.              Chief Financial Officer               February 11, 1997
---------------------------------------------    (Principal Financial Officer)
            Harry J. Harczak, Jr.

            /s/ DANIEL F. CALLEN                 Vice President-Finance,               February 11, 1997
---------------------------------------------    Controller and Chief
              Daniel F. Callen                   Accounting Officer
                                                 (Principal Accounting Officer)

                               INDEX TO EXHIBITS

                                                                             SEQUENTIALLY
EXHIBIT                                                                        NUMBERED
NUMBER                           DESCRIPTION OF EXHIBITS                         PAGE
-------                          -----------------------                     ------------
      1    --  Form of Underwriting Agreement
      4    --  Specimen of Certificate for Common Stock(i)
      5    --  Opinion of Saitlin, Patzik, Frank & Samotny Ltd. re:
               Legality
   23(a)   --  Consent of Coopers & Lybrand L.L.P., Independent Accountants
   23(b)   --  Consent of Saitlin, Patzik, Frank & Samotny Ltd. (included in Exhibit 5)
     24    --  Power of Attorney (included on page S-4)

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(i) Incorporated by reference from the exhibits filed with the Company's registration statement (33-59802) on Form S-1 filed under the Securities Act of 1933.